Exhibit 99.1
CNinsure Announces US$100 Million Corporate Share Buyback Program
GUANGZHOU, China, December 3, 2010 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq:CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that its board of directors approved a corporate share repurchase program authorizing up to US$100 million in American depositary shares (“ADSs”) repurchases by June 30, 2011. Purchases will be made from time to time on the open market at prevailing market prices or in block trades, and will be subject to restrictions related to volume, price and timing. CNinsure plans to fund the share repurchase program with its available cash balance.
Mr. Yinan Hu, chairman and chief executive officer of CNinsure, commented, “The share repurchase program demonstrates our confidence in the long-term growth prospects of the Company and our commitment to enhancing shareholder value. With a 12-year track record, our business model has proven sustainable and positioned us to take advantage of significant growth opportunities in the rapidly expanding Chinese insurance market. We believe it is the right time to use our strong financial position to invest in the future of CNinsure.”
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of December 3, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86-20-61222777x850
Email: qiusr@cninsure.net
Source: CNinsure Inc.